Via Facsimile and U.S. Mail
Mail Stop 4720   April 5, 2010

Mr. Daniel Starck
President and Chief Executive Officer
CorVel Corporation
2010 Main Street, Suite 600
Irvine, California 92614

Re: CorVel Corporation
        Form 10-K for the fiscal year ended March 31, 2009
        Definitive Proxy statement filed July 6, 2009
        File No. 000-19291

Dear Mr. Starck:

        We have reviewed your supplemental response dated March 5, 2010 and have the
following comments. In our comments, we ask you to provide us with information to better
understand your disclosure. Where a comment asks you to revise disclosure, the information
you provide should show us what the revised disclosure will look like in your next Form 10-
K. If you do not believe that revised disclosure is necessary, please explain the reason in
your response. After reviewing the information provided, we may raise additional comments
and/or request that you further amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Compensation components and process, page 11

1. We note your response to comment 4. Please confirm that, as applicable, the
    clarification in your 2010 proxy statement will identify the data providers, and if a
    market survey was utilized, the survey will be identified.

* * * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding comments on the financial statements or related matters. You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director